Exhibit 11.1

ML Macadamia Orchards, L.P.

Computation of Net Income (Loss) per Class A Unit

(in thousands, except per unit data)

	2006		2005		2004

Net income (loss)	$804		$771		$(1,649)

Class A Unitholders (ownership percentage)	x	100%	x	100%	X	99%

Net income (loss) allocable to Class A Unitholders	$804		$771		$(1,632)

Class A Units outstanding	7,500		7,500		7,500

Net income (loss) per Class A Unit	$0.11		$0.10		$(0.22)